SECURITIES AND EXCHANGE COMMISSION
	                        Washington, D.C. 20549
	                      ______________________________

                              	SCHEDULE 13E-3
                    	RULE 13E-3 TRANSACTION STATEMENT
 	(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule
                             13e-3 thereunder)
                      	______________________________

                      	BIOTECHNICA INTERNATIONAL, INC.
                           	(Name of Issuer)

                        	LIMAGRAIN GENETICS CORP.
                            	BTI MERGER CORP.
                  	(Name of Persons Filing Statement)
	                     ______________________________

                  	COMMON STOCK, PAR VALUE $.01 PER SHARE
                     	(Title of Class of Securities)
                     	______________________________

                               	090915109
                	(CUSIP Number of Class of Securities)
                    ______________________________

                            	Bruno Carette
                    	4001 North War Memorial Drive
                       	Peoria, Illinois 61614
                          	(309) 681-0300

                          	with copies to:

                        	Kevin R. Sweeney, Esq.
                      	Shook, Hardy & Bacon L.L.P.
                        	One Kansas City Place
                          	1200 Main Street
	                 Kansas City, Missouri 64105-2118

	 (Name, Address and Telephone Number of Person Authorized to Receive
                             Notice and
      	Communications on Behalf of Persons Filing Statement)

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY
             THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
           COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH
           TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
                INFORMATION CONTAINED IN THIS DOCUMENT.  ANY
                 REPRESENTATION TO THE CONTRARY IS UNLAWFUL.




This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c)
under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[x]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

	Calculation of Filing Fee

-----------------------------------------------------------------------
Transaction valuation*				Amount of filing fee**
$238,920 					$48
-----------------------------------------------------------------------


*	Calculated, for purposes of determining the filing fee only, and in accordance with Rule 0-11(b)(2) under the Securities Exchange
Act of 1934, as amended, by multiplying 4,778,399 (the number of shares of Common Stock held by stockholders other than Limagrain Genetics Corp., BTI Merger Corp. or the issuer) by
$.05, the price to be paid per share.

**	Calculated as 1/50 of 1% of the transaction value (minimum filing fee).

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:		Not applicable
Date Filed:		Not applicable




	INTRODUCTION

This Introduction is qualified in its entirety by the more detailed information appearing elsewhere in this Transaction Statement. Investors should carefully consider the information set forth under the caption "Special Factors."

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Transaction Statement") is being filed jointly by Limagrain Genetics Corp., a Delaware corporation ("LG Corp.") and BTI Merger Corp., a Delaware corporation and wholly-owned subsidiary of LG Corp. ("Mergerco"). LG Corp.
is a majority-owned subsidiary of Groupe Limagrain Holding S.A., a societe anonyme organized in the Republic of France ("Limagrain"). All of the shares of Limagrain are held by Societe Cooperative Agricole Limagrain, a cooperative organized in the Republic of France (the "Cooperative").
Limagrain and its affiliates are referred to herein collectively as the "Limagrain Group". LG Corp. is a holding company for the operations of the Limagrain Group in North America. Mergerco is a newly incorporated corporation organized to effect the Merger (as defined herein).

Mergerco owns approximately 95% of the common stock of BioTechnica International, Inc., a Delaware corporation (the "Company"). The Company will be merged with and into Mergerco pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL") via a "short form merger" (the "Merger"). Under the DGCL, because Mergerco owns more than 90% of the Company, no action will be required of the stockholders of the Company, other than Mergerco (through its board of directors), for the Merger to become effective. The effective date of the Merger will be [date] (the "Effective Date"). Prior to the consummation of the merger, LG Corp. and Mergerco reserve the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in their judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.

Mergerco will be the surviving corporation in the Merger and, as a result of the Merger, the separate corporate existence of the Company will cease to exist. Upon consummation of the Merger, each of the outstanding shares of common stock of the Company (other than shares held by Mergerco, the Company and holders who properly exercise dissenters' rights under the DGCL) will be automatically converted into the right to receive $.05 in cash, without interest, upon surrender of the certificate for such share to Harris Trust and Savings Bank (the "Paying Agent"). Both the redemption procedure and the statutory appraisal rights are described in fuller detail in the Notice of Merger and Appraisal Rights and the accompanying Letter of Transmittal, which documents accompany this Transaction Statement and should be studied with care.




	SPECIAL FACTORS

THE INFORMATION CONTAINED IN ITEMS 7, 8 AND 9 OF THIS
TRANSACTION STATEMENT CONSTITUTE SPECIAL FACTORS, AND
SPECIAL CONSIDERATION SHOULD BE GIVEN THERETO.

Item 1.  Issuer and Class of Security Subject to the Transaction

The name of the issuer is BioTechnica International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4001 North War Memorial Drive, Peoria, Illinois 61614. The exact title of the class of security which is the subject of the Rule 13e-3 transaction is common stock, par value $.01 per share (the "Common Stock"). The number of shares of Common Stock outstanding as of September 1, 1998 was 103,055,577 and the approximate number of holders of record as of September 1, 1998 was 516.

Prior to April 17, 1997, the Common Stock was traded on the National Association of Securities Dealers National Market System (the "NMS") under the symbol BIOT. On that date the Common Stock was de-listed due to the failure of the Company to maintain the NMS's Tangible Net Worth requirement of $4,000,000 as of December 31, 1996 and the failure to meet the minimum bid price or alternative minimum bid price requirements.
 This action was taken after appeals by the Company to remain listed on the NMS. These appeals were denied by the NMS. Since April 17, 1997, the Common Stock has been traded on the Over-the-Counter Electronic Bulletin Board sponsored by the National Association of Securities Dealers. The Common Stock has retained the BIOT trading symbol.

The following table sets forth, for the fiscal quarters indicated, the high and low sale prices per share of Common Stock during the past two years.

Period Covered                                     High Close    	Low Close

 Fiscal 1999
   First Quarter through September 18, 1998            $0.1000     $0.0210


Fiscal 1998
   Fourth Quarter Ended June 30, 1998                  $0.1300     $0.0800
   Third Quarter Ended March 31, 1998                   0.1875      0.0625
   Second Quarter Ended December 31, 1997               0.5000      0.0625
   First Quarter Ended September 30, 1997               0.1875      0.0625

Fiscal 1997
   Fourth Quarter Ended June 30, 1997                   0.2500      0.0700
   Third Quarter Ended March 31, 1997                   0.3750      0.1250
   Second Quarter Ended December 31, 1996               0.5000      0.1250
   First Quarter Ended September 30, 1996               0.7500      0.3750

The source of these prices is from the NMS for the period prior to April 17, 1997 and from America Online stock quotation data for the period subsequent to that date. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT
MARKET QUOTATION FOR THE COMMON STOCK.

The Company has never declared or paid dividends.  The
Company's debt agreements prohibit the payment of dividends in excess of current income.

Neither the Company nor any affiliate filing this Transaction
Statement has made an underwritten public offering of the Common Stock for cash during the past 3 years which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.


Since June 30, 1996, the Company has engaged in the following repurchase transactions with respect its Common Stock: (i) on June 6, 1997, the Company repurchased 11,324,051 shares of Common Stock for an aggregate purchase price of $181,184.81 ($0.016 per share) and (ii) on February 2, 1998, the Company repurchased 1,000,000 shares of Common
Stock for an aggregate purchase price of $10,000 ($0.01 per share). Since June 30, 1996, no affiliate of the Company has purchased any Common
Stock.

Item 2.  Identity and Background

This Transaction Statement is being filed jointly by LG Corp. and Mergerco, each of which are Delaware corporations. The address of the principal executive offices of LG Corp. and Mergerco is 4001 North War Memorial Drive, Peoria, Illinois 61614.

LG Corp. is a majority-owned subsidiary of Limagrain. All of the shares of Limagrain are held by the Cooperative. The Limagrain Group engages in seed research, seed production and seed marketing, as well as biotechnology research and applications. LG Corp. is a holding company for the operations of the Limagrain Group in North America. Mergerco is a newly incorporated corporation organized to effect the Merger. Upon consummation of the Merger, Mergerco will be a wholly-owned subsidiary of LG Corp.

The executive officers and directors of the Cooperative are set forth in Appendix I attached hereto. The executive officers and directors of Limagrain are set forth in Appendix II attached hereto. The executive officers and directors of LG Corp. are set forth in Appendix III attached hereto. The executive officers and directors of Mergerco are set forth in Appendix IV attached hereto.

During the last five years, neither the Cooperative, Limagrain, LG
Corp., Mergerco nor any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations

Past Transactions

The Company has contractual relationships with a number of other
Limagrain affiliated companies.  The terms of these contracts are negotiated
annually between the Company and each individual affiliated company.   The
Company's management believes that such contracts (i) are reasonable, necessary and in the best interests of all of the stockholders of the Company, and (ii) are on terms no less favorable to the Company than the Company could obtain from non-affiliated third parties or on which the Company could internally perform the services provided in such contracts. The Audit Committee of the board of directors of the Company has independently reviewed the basis for these contracts and has recommended that the board of directors of the Company approve and ratify such contracts as are in effect.
 The board of directors of the Company, including all of the Directors unaffiliated with Limagrain, has unanimously voted to approve and ratify such contracts as are in effect for the current fiscal year. Since June 30, 1996, the only material transactions between the Company, on the one hand, and Limagrain, LG Corp., Mergerco, or their respective executive officers, directors, controlling persons or subsidiaries, on the other hand, have been the following:


-	The  Company produces and sells seed corn grown in the United
States to affiliates of Limagrain in Europe. These agreements are renegotiated each year, based on product conditions at the time, availability of extra capacity at the Company's production and processing facilities, and the needs of the European affiliates of Limagrain. Such negotiations are conducted on an arms-length basis by management of the Company and a representative of the respective affiliate. These agreements specifically identify the product to be produced by the Company, the quantity to be purchased, and the quality and specifications for that product. The Company's management believes that these contracts are a benefit to the Company in that they cover the variable costs involved, contribute to absorbing fixed operating costs and
augment the profits of the Company.   The total sales made under
these contracts amounted to $2,984,000 during fiscal year 1998 and $2,977,000 during fiscal year 1997.

-	The  Company has entered into an agreement with LG Corp. to
allow the Company to market various proprietary hybrid corn genetics developed through the LG Corp. research program. In exchange for the right to sell these proprietary genetics, the
Company has agreed to pay royalties to LG Corp.   The amount of
these royalties was approximately $87,000 for fiscal year 1998 and approximately $71,000 for fiscal year 1997. The Company's management believes the royalties paid under this agreement are as or more favorable to the Company as compared to the royalties paid in the seed corn industry generally for the use of proprietary genetic material.

-	The Company has entered into an agreement with LG Corp. to
allow the Company to market various proprietary soybean products developed through LG Corp.'s soybean research program. In exchange for the right to sell these products, the Company has agreed to pay royalties to LG Corp. The amount of these royalties for fiscal year 1998 was approximately $31,000 and approximately $44,000 for fiscal year 1997. LG Corp. makes the same type of products available to non-affiliated competitor companies in the seed industry. The Company's management believes the royalty rates charged to the Company are as favorable to the Company as compared to the royalty rates charged to non-affiliated customers of LG Corp. and as compared to royalty rates that the Company pays to non-affiliated suppliers.

-	The Company has entered into an agreement with BIOCEM S.A.
("BIOCEM") (an affiliate of Limagrain) to provide access to the biotechnology research conducted by Limagrain around the world.
 Through this agreement, the Company not only has access to the results of the research but also has the right to propose topics for future study. The Corporation paid $50,000 to BIOCEM under the terms of this agreement for each of fiscal year 1998 and fiscal year 1997. The Company's management believes that the fees paid pursuant to this agreement are as or more favorable to the Company as compared to (i) the fees that the Company would have to pay to a non-affiliated party for substantially similar services and (ii) the costs required to perform such services internally.

-	The Company has entered into an agreement with Limagrain
whereby Limagrain will provide various administrative, financial and accounting services to the Company that the Company does not otherwise provide for itself. Significant items covered under this agreement are:

Guarantee of Debt
Limagrain and LG Corp. each guarantee the Company's line of credit with its principal bank. Without this guarantee, the Company's management believe that the Company would be unable to borrow operating funds at the at the rates available to it, if at all.

Strategic planning and control
Limagrain monitors the economic environment of the Company, and the seed industry in general, and provides advice and guidance to management in developing long-term plans and objectives. In addition, Limagrain assists in the preparation and review of the annual long-term planning documents of the Company.

Human resources and benefits
Limagrain provides assistance to the Company in the form of recruitment services, career evaluation, training opportunities, and compensation evaluation. In addition, Limagrain coordinates and evaluates the benefit programs offered by Limagrain companies in North America.



Financing/treasury activities
Limagrain provides technical support for the Company's negotiations with its bankers. In addition, Limagrain provides short-term financing to the Company to meet cash flow requirements. Limagrain has been critical in negotiating favorable interest rates and financing terms.

Auditing services
Limagrain assists the Company in negotiations with its outside auditors regarding the cost of services. Limagrain also provides internal audit services to the Company.

The Corporation paid $150,000 to Limagrain under this service agreement for each of fiscal year 1998 and fiscal year 1997. The Company's management believes that the fees paid pursuant to this agreement are as or more favorable to the Company as compared to
(i) the fees that the Company would have to pay to a non-affiliated party for substantially similar services and (ii) the costs required to perform such services internally.

-	The Company has entered into an agreement with Limagrain Genetics
International ("LGI") (an affiliate of Limagrain) whereby LGI will provide various administrative, technical and marketing services to the Company. LGI is the "division" of Limagrain responsible for the operations of the Company.

Board of Directors
In their capacity as Board members of LGI, five directors of LGI are representatives of Limagrain on the board of directors of the Company. No fees or costs are paid by the Company for the services of these directors.

Research
LGI coordinates the traditional plant breeding programs of the Company for the crops the Company markets. The Company receives information on the results of these activities and has the opportunity to provide suggestions on potential avenues of future research.

Product Development
LGI (through LG Corp.) conducts extensive product testing and field trial analysis throughout the Midwest. The results of these tests are provided to the Company at no charge. This information is used by the Company to decide on future and current product offerings.

Marketing planning
LGI provides advice and planning services to the Company in regard to the development of business and marketing plans and strategies.

Export Sales Contacts

LGI, through its contacts with the Limagrain Group, assists the Company in obtaining export sales contracts.

Administrative/accounting support
LGI provides expertise to the Company in monitoring short-term planning and month-to-month financial analysis and control.

Brand name
LGI allows the Company to use the "LG" brand name and logo in its marketing efforts.


The Company paid $200,000 to LGI under this service agreement for
fiscal year 1998 and $100,000 for fiscal year 1997.   The Company's
management believes that the fees paid pursuant to this agreement are as or more favorable to the Company as compared to (i) the fees that the Company would have to pay to a non-affiliated party for substantially similar services and (ii) the costs required to perform such services internally.

-	LGI pays retirement and certain other benefits provided for under
French law on behalf of French citizens employed by the Company.
 The Company reimburses these benefit costs to LGI. For fiscal year 1998, these costs amounted to $61,000 and provided benefits for two employees of the Company, and $62,000 for fiscal year 1997 and provided benefits for two employees.

-	The Company has entered into an agreement with Nickerson SA
("Nickerson") (an affiliate of Limagrain) whereby the Company will provide office space and one employee to Nickerson for use in monitoring its business in the United States. The agreement also calls for the Company to pay invoices on behalf of Nickerson, which Nickerson reimburses to the Company on a monthly basis. Under the terms of this agreement, in addition to the reimbursement of direct expenses as described above, Nickerson was invoiced $43,000 and $47,000 by the Corporation for fiscal year 1998 and fiscal year 1997, respectively.

-	The Company has provided various accounting, administrative and human resource services to LG Corp. beginning in November 1997.
 LG Corp. reimbursed the Company for actual amounts spent on its behalf.

-	At June 30, 1998, LG Corp. had five outstanding loans to the
Company:  (i) a two-year note in the amount of $3,260,846.  The note is subordinated to all debt outstanding to the Company's principal bank.  The note bears interest at five percent (5%) per annum and is due July 1, 2000; (ii) a two-year note in the amount of $1,000,000.
The note is subordinated to all debt outstanding to the Company's principal bank. The note bears interest at five percent (5%) per annum and is due July 1, 2000; (iii) a two-year note in the amount of
$1,000,000.   The note bears interest at five percent (5%) per annum
and is due July 1, 2000; (iv) a two-year note in the amount of $1,500,000. The note is subordinated to all outstanding debt to the Company's principal bank. The note bears interest at Canadian prime plus .18%, or 6.5%, whichever is lower, and is due July 1, 2000; and
(v) a demand note in the amount of $3,000,000. The note bears interest at Canadian prime plus .18% or 6.5%, whichever is lower, and is due at any time within 10 days notice. In addition, from time to time during fiscal year 1998, LG Corp. and other Limagrain affiliates advanced cash to the Company to allow the Company to meet covenants under the revolving credit arrangement with its principal bank. The Company reimbursed LG Corp. and other Limagrain affiliates for actual interest costs and fees incurred to borrow these funds or paid interest at the same rate at which LG Corp. or such Limagrain affiliate could have invested these funds in short-term investments. As of June 30, 1998, LG Corp. had advanced $600,000 to the Company, repayable on demand, bearing interest at 5%, the rate at which LG Corp. could have invested this amount with its bank on a short-term basis. The Company's management believe these loans bear interest at or below a rate which the Company would be able to obtain from an unaffiliated lender for an unsecured loan.

-	The Company, LG Corp., and each of LG Corp.'s other subsidiaries entered into a Tax  Sharing Agreement as of November 30, 1994.
The purpose of this Tax Sharing Agreement is to provide for an annual system of allocating federal tax liabilities and certain state and local tax liabilities of LG Corp., the Company, and each of LG Corp.'s other subsidiaries for purposes of computing each member's annual earnings and profits and making cash payments between the members to reflect the allocation of such tax liabilities. Generally, the parties to the Tax Sharing Agreement have agreed to allocate their consolidated income tax liabilities in accordance with the method provided in Section 1552 (a) (1) of the Internal Revenue Code, as amended, and the regulations promulgated thereunder.


Past Contacts

On September 24, 1997, the Company issued a press release noting that (i) because LG Corp. held 94% of the Company's Common Stock, under the DGCL it could effect a cash-out merger of the minority stockholders of the Company without a stockholder vote and (ii) at that time, the Company and LG Corp. had had no discussions regarding such a merger.

On October 7, 1997,  Bruno Carette (President and CEO of LG Corp.
and the Company) and Edward Germain (Vice President and CFO of the Company) met to discuss the results of a meeting between Mr. Carette and representatives of Limagrain, in France. At that meeting, Mr. Carette informed Mr. Germain of the possibility of Limagrain's interest in taking the Company private via a cash-out merger of the minority stockholders.

On October 24, 1997, Mr. Carette, Mr. Germain and Claude Lescoffit
(an executive officer of Limagrain and a member of the board of directors of LG Corp. and the Company) met with the Company's outside legal counsel to discuss the legal standards applicable to a cash-out merger and the various methodologies that Limagrain would likely employ in effecting a cash-out merger, and the advantages and disadvantages of and the length of time required for each of the various methodologies.

On November 10, 1997, the Company was notified by Limagrain that
Limagrain had begun preliminary internal discussions regarding the possibility of a cash-out merger. On November 13, 1997, the Company issued a press release reiterating its prior statements that, from time to time, LG Corp. evaluates its strategic alternatives with respect to its investment in the Company and stating that (i) such alternatives include, among other things, a possible cash-out merger of the minority stockholders of the Company, (ii) although the Company and LG Corp. have had no substantive discussions regarding such a merger, LG Corp. has informed the Company that its has begun preliminary internal discussions regarding the possibility of such a merger and that it may consider such a merger in the future, (iii) the Company and its board of directors have discussed the possible legal structure of such a transaction among themselves and with representatives of LG Corp. and (iv) as a part of these discussions, the Company's Board was informed that such a merger could be effected by LG Corp. without any action or approval by the Company's board of directors or its stockholders.

On July 6, 1998, Mr. Carette was informed by Limagrain that, after internal discussions and following a review of the preliminary results of fiscal year 1998 of the Company, a special committee of the board of directors of LG Corp. (the "Special Committee") would be established to formally consider a cash-out merger of the minority stockholders of the Company.

On August 17, 1998, the Special Committee met with its legal counsel and investment banker to discuss, among other things, the possible structure of a cash-out merger and the various methodologies to be considered in determining a fair price to be paid to the minority stockholders of the Company in such a cash-out merger. The Special Committee resolved to deliberate regarding such matters and to report to the board of directors of LG Corp.

On September 21, 1998, the Special Committee recommended to the board of directors of LG Corp. that LG Corp., through its wholly owned subsidiary Mergerco, cash out the minority stockholders of the Company via a short form merger pursuant to Section 253 of the DGCL. The Special Committee determined that a cash-out price of $.05 per share would be fair to the minority stockholders of the Company. The board of directors of LG Corp. and Mergerco unanimously approved the short-form merger and ratified the Special Committee's determination that a cash-out price of $.05 per share would be fair to the minority stockholders of the Company.





Item 4.  Terms of the Transaction

On September 21, 1998, LG Corp., which had been the 95% owner of the Common Stock of the Company, contributed 100% of its holdings of Common Stock to Mergerco, its newly incorporated and wholly owned
Delaware subsidiary. The Company will be merged with and into Mergerco pursuant to Section 253 of the DGCL via a "short form" merger. Under the DGCL, because Mergerco owns more than 90% of the Company, no action will be required by the stockholders of the Company, other than Mergerco (through its board of directors), for the Merger to become effective. The effective date of the Merger will be [date]. Prior to the consummation of the merger, LG Corp. and Mergerco reserve the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in their judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.

Mergerco will be the surviving corporation in the Merger and, as a result of the Merger, the separate corporate existence of the Company will cease. Upon consummation of the Merger, each of the outstanding shares of Common Stock of the Company (other than shares held by Mergerco, the Company and holders who properly exercise dissenters' rights under the
DGCL) will be automatically converted into the right to receive $.05 in cash, without interest, upon surrender of the certificate for such Share to the Paying Agent. Both the redemption procedure and the statutory appraisal rights are described in fuller detail in the Notice of Merger and Appraisal Rights and the accompanying Letter of Transmittal, which documents accompany this Transaction Statement and should be studied with care.

Item 5.  Plans or Proposals of the Issuer or Affiliate

As a result of the Merger, the Company will be merged into Mergerco and the Company will cease to exist as a separate entity. As soon as practicable after the Merger, Mergerco will be merged into LG Seeds, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("LG Seeds"). As a result of these transactions, LG Seeds will be a wholly owned subsidiary of LG Corp., containing all of the rights, obligations, assets and liabilities of the Company and Mergerco.

Limagrain has informed LG Corp. that, after the consummation of the transactions described above, Limagrain will consider a restructuring of its entire North American operations. These North American operations consist of LG Corp. and all of its affiliates in the United States and Canada, which
include the Company and LG Seeds.   Limagrain has informed LG Corp. that
it will not include the Company or LG Seeds in any of these restructuring plans unless it controls 100% of the Company. In connection with any such restructuring, Limagrain may pursue a variety of transactions, including but not limited to (i) a merger of LG Seeds with LG Corp., (ii) a merger of LG Seeds with other affiliates of LG Corp. or (iii) the formation of a strategic alliance between LG Corp. and its affiliates and a third party. At this time, Limagrain has not finalized its plans with respect to its North American operations, but it is conducting discussions internally and negotiations with third parties regarding such plans. Some of these negotiations have progressed to the stage of understandings and outlines on how synergies and opportunities could be developed though the formation of such alliances. However, at this time, there can be no assurance as to the timing of any such alliance or whether any such alliance will occur at all. Other than as described above, neither LG Corp. nor any of its affiliates has any definitive plan or proposal regarding a sale or transfer of a material amount of assets of the Company or any of its subsidiaries subsequent to the Merger.

As a result of the transactions described above, there will be no directors or executive officers of the Company or Mergerco, because such entities will cease to exist. LG Corp. has not determined at this time which individuals will serve as directors or executive officers of LG Seeds. However, it is anticipated that such directors and executive officers will be limited to those individuals who are currently affiliated with LG Seeds and/or LG Corp. The current independent directors of the Company (i.e., those that are not affiliated with Limagrain) will not be directors of LG Seeds or LG Corp. after the Merger. No current executive officer of the Company is a party to an employment contract with the Company.

As a result of the transactions described above, the equity capitalization of the Company will be changed, although the debt capitalization will be unaffected by the Merger. Immediately following such transactions, the equity of the Mergerco will consist of 1,000 shares of common stock, $.01 par value per share, all of which will be owned by LG Corp. It is also anticipated that following such transactions the preferred stock of the Company (all of which is owned by LG Corp.) will be retired in return for additional shares of common stock of Mergerco. Neither the Company, LG Corp. nor any of their affiliates has any current plan or proposal to make any material change in the present dividend rate or policy of the Company.

After the completion of the Merger, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Company would cease to exist and the common stock of its ultimate successor, LG Seeds, would be held of record by less than three hundred persons. LG Corp. currently intends to cause LG Seeds to terminate such registration. Upon such termination, the Company's obligation to file reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Exchange Act would be suspended.

Item 6.  Source and Amounts of Funds or Other Consideration

The total amount of funds required to consummate the Merger and to pay related fees and expenses is estimated to be approximately $500,000.
 The Merger will be funded through LG Corp.'s available liquid assets.

The estimated fees and expenses incurred and to be incurred by LG
Corp., Mergerco and the Company in connection with the Merger will be paid by LG Corp. and are as follows:

           Legal fees                     	$150,000
           Filing fees                    	$    100
           Accounting fees	                   5,000
           Appraisal fees	                 $ 50,000
           Printing and mailing costs     	$ 25,000
           Miscellaneous                  	$ 20,000

No part of the funds or other consideration to be used in the Merger (i) will be paid by or be an obligation of the Company or (ii) is expected to be directly or indirectly borrowed from another person or entity (including a bank as defined by Section 3(a)(6) of the Exchange Act).

Item 7.  Purpose(s), Alternatives, Reasons and Effects

Reasons

Since LG Corp. acquired a controlling interest in the Company in March 1994, the Company has incurred net losses from operations as follows:

Fiscal year 1995	Loss of $2,394,000
Fiscal year 1996	Loss of $2,685,000
Fiscal year 1997	Loss of $1,449,000
Fiscal year 1998	Loss of $2,994,000

During these years, LG Corp. attempted to stabilize the Company and return it to profitability through infusions of cash ($10,361,000 loaned to the Company, $9,000,000 contributed in the form of preferred stock), management expertise and new products, as well as guaranteeing the Company's line of credit. Despite such investments, the Company has continued to suffer net losses. LG Corp. has determined that it can no longer support the Company and subsidize its losses and guarantee the line of credit, unless LG Corp. owns 100% of the securities of the Company. Without the support and guarantee of LG Corp., it is unlikely that the Company could continue as a going concern

LG Corp. has determined that the most effective method of returning the Company to profitability is to increase its volume of sales and to decrease operating expenses and production costs. The various methods considered to achieve this objective have been (i) internal growth, (ii) combining the operations of the Company with the other operations of LG Corp. in North America, (iii) acquiring other seed companies and (iv) a strategic alliance with the Company and/or other Limagrain affiliates and a third party.
Attempts at internal growth have been insufficient, as evidenced by the Company's history of losses. The transaction costs involved in combining
LG Corp.'s other privately held operations with the publicly held operations of the Company are prohibitive, as compared to the relatively immaterial incremental benefit to LG Corp. in such a combination. Because the Company cannot access the equity and debt markets to raise capital (due to the history of losses, the low share price and the small public float), the Company is not in a financial position to acquire other seed companies. Since March
1994, no third party has approached the Company expressing an interest in a strategic alliance with the Company (although, as described above, Limagrain has been approached regarding a strategic alliance with its North American field seed operations, which include the Company).

LG Corp. has also determined that terminating the Company's publicly held status, and thereby terminating the Company's obligation to file reports with the Securities and Exchange Commission, would result in substantial annual cost savings in reduced accounting, legal, management and other costs.

For the above stated reasons, LG Corp. has decided to undertake the Merger at this time.

Purposes

The purposes of the Merger are (i) to enhance operating flexibility, simplify the control structure and improve management decisionmaking by consolidating ownership and terminating all minority stockholder interest in the Company; (ii) to provide the minority stockholders of the Company with an opportunity to receive, in exchange for their Common Stock, a cash amount;
and (iii) to reduce the number of stockholders of record of the Company to less than 300 so that the Company may terminate its registration under the Exchange Act, and thereby relieve itself of the burdens and costs associated with the regulatory and reporting requirements of the Exchange Act and the rules and regulations of the Securities and Exchange Commission issued thereunder.



Alternatives

LG Corp. considered means other than a short-form merger for terminating the minority stockholder interest from the Company, including a tender offer, reverse stock split and "long-form" merger. The tender offer was rejected because it did not meet LG Corp.'s objective of terminating the entire minority stockholder interest from the Company. The reverse stock split and long-form merger were rejected because they would entail a vote of the stockholders of the Company and the related expense of preparation of a proxy statement and/or information statement. Other than as stated herein and under the caption "Reasons" above, no alternative means were considered to accomplish the purposes stated above.

Reasons for the Structure of the Merger

LG Corp. and Mergerco are structuring the transaction as a "short-form" merger under Section 253 of the DGCL to minimize the costs associated with effecting the Merger.

Certain Effects

General.

Upon consummation of the Merger, (i) the minority stockholders of the Company (other than persons who have properly exercised dissenters' rights under the DGCL) will have the right to receive $.05 per share of Common
Stock in cash, without interest, upon surrender of the certificate for such share of Common Stock, (ii) the Company will be merged into Mergerco, which will be a wholly owned subsidiary of LG Corp. and (iii) the corporate existence of the Company will cease. In addition, LG Corp. intends to de-register the Common Stock under the Exchange Act, thereby relieving the Company of its obligation to file reports with the Securities and Exchange Commission.

Certain Federal Income Tax Consequences

The following discussion summarizes the material United States federal income tax consequences of the Merger, based on the Internal
Revenue Code of 1986, as amended (the "Code"), currently applicable
Treasury regulations, and judicial and administrative decisions and rulings. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences to holders of Common Stock.

The discussion below does not purport to deal with all aspects of United States federal income taxation that may affect particular stockholders in light of their individual circumstances, and does not deal with stockholders subject to special treatment under the federal income tax law (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, stockholders who hold their shares of Common
Stock as part of a hedge, appreciated financial position, straddle or conversion transaction, stockholders who do not hold their stock as capital assets and stockholders who have acquired their shares of Common Stock upon the exercise of employee options or otherwise as compensation).


A stockholder whose shares of Common Stock are converted, pursuant to the Merger, into a right to receive cash will recognize gain or loss equal to the difference between (i) the amount of cash that such stockholder receives in the Merger and (ii) such stockholder's adjusted tax basis in such shares, assuming that such stockholder redeems all of the shares that such stockholder actually owns or constructively owns under Section 318 of the Code. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the effective date of the Merger the stockholder"s holding period for the shares of Common Stock is more than one year. Holders of shares of Common Stock should be aware that the Paying Agent will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the Merger to any stockholder that (i) has provided either an incorrect taxpayer identification number or no number at all, (ii) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (iii) has failed to certify to the Paying Agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient."
Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

Neither the Cooperative, Limagrain, LG Corp., Mergerco  nor the
Company expects to recognize any gain, loss or income by reason of the Merger.

EACH HOLDER OF SHARES OF COMMON STOCK IS STRONGLY
URGED TO CONSULT WITH SUCH HOLDER'S TAX ADVISER TO
DETERMINE THE PARTICULAR UNITED STATES FEDERAL INCOME
TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER IN
LIGHT OF SUCH HOLDER'S SPECIFIC CIRCUMSTANCES, AS WELL
AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND
FOREIGN TAX LAWS.

Item 8.  Fairness of the Transaction

Both LG Corp. and Mergerco believe that the Merger is fair to the minority stockholders of the Company. No director of LG Corp. or Mergerco dissented to or abstained from voting on the Merger. To assist LG Corp. and Mergerco in their fairness determinations, the board of directors of LG Corp. engaged Stern Brothers Valuation Advisers, Inc. ("Stern Brothers") to advise
LG Corp. and Mergerco with respect to a fair price to be paid to the minority stockholders of the Company in the Merger. Stern Brothers provided an oral presentation to LG Corp. on August 15, 1998 (the "Stern Brothers
Presentation"), at which time they summarized the various valuation approaches and indicated a preliminary fair value range of between $.03 and $.05 per share. LG Corp. and Mergerco considered each of the following valuation approaches utilized by Stern Brothers to determine whether the merger consideration of $.05 per share is fair to the minority stockholders of the Company: (i) the market comparison approach; (ii) the discounted future returns approach; and (iii) the underlying assets approach. After consideration of the Stern Brothers Presentation, the directors of LG Corp. and Mergerco were unable to weigh each factor separately, but they did note that under all factors considered the merger consideration of $.05 per share is the upper limit determined by the above approaches. The directors of LG Corp. and Mergerco also noted that (i) the net book value of the Company as of June 30, 1998 was $.0004 (as calculated as described in Item 14 hereof) and (ii) since June 6, 1997 the Company has repurchased significant blocks of stock from sophisticated investors for prices substantially below the merger consideration of $.05 per share. The directors of LG Corp. and Mergerco also considered the current and historical trading prices of the Common Stock, but accorded no weight to these factors because of (i) the weight accorded to the above approaches, (ii) the consistent downward trend of these trading prices and
(iii) the thin trading volume of the Common Stock.

The Merger will be effected pursuant to Section 253 of the DGCL, the Delaware "short-form" merger statute, since Mergerco currently owns more than 90% of the Common Stock. Therefore, the approval of the stockholders or the board of directors of the Company is not required, nor was any such approval obtained.

Because no approval of the board of directors of the Company is required, the outside directors of the Company (i.e., those who are neither employees of the Company nor affiliated with LG Corp.) did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for the purposes of negotiating the terms of the Merger or preparing a report concerning the fairness of the Merger.

No firm offer has been made by any unaffiliated person during the preceding eighteen months for (A) the merger or consolidation of the Company into or with such person or of such person into or with the Company,
(B) the sale or other transfer of all or any substantial part of the assets of the Company or (C) securities of the Company which would enable the holder thereof to exercise control of the issuer.



Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

The board of directors of LG Corp. engaged and requested the opinion of Stern Brothers as to the fairness, from a financial point of view, to the minority stockholders of the Company of the merger consideration of $.05 per share to be received in connection with the Merger. Stern Brothers delivered a written opinion (the "Opinion") to the boards of directors of LG Corp. and Mergerco dated as of September 21, 1998, a copy of which is attached hereto as Exhibit (B). Stern Brothers is a national business valuation and financial advisory firm engaged in, among other things, corporate finance, business valuation, financial advisory and litigation support services for a wide variety of public and private businesses throughout the United States, representing virtually every industry. Since 1985, it has performed over 1,200 valuation assignments. Stern Brothers was selected for this assignment, after LG Corp. considered other valuation experts, based upon its expertise, its past experience and an interview with representatives of LG Corp.

In the course of Stern Brothers' analysis for purposes of rendering the Opinion, Stern Brothers (i) visited the Company's headquarters; (ii) interviewed key management employees concerning the background, operations, financial performance and prospects of the Company; (iii) reviewed and considered the following information regarding the Company:
 (a) audited financial statements (Forms 10-K) of the Company for the periods ended December 31, 1986 through 1991, July 31, 1992 through 1993, June
30, 1994 through 1997 and a draft of the June 30, 1998 audited financial statements; (b) Form 10-Q quarterly financial statements of the Company as of September 30, 1997, December 31, 1997 and March 31, 1998; (c) proxy information as of March 7, 1994, November 15, 1995, November 12, 1996 and November 12, 1997; (d) recent press releases; (e) income tax returns filed by the Company for 1996 and 1997; (f) the Company's financial forecasts for the years ended June 30, 1999 through June 30, 2008 and its Short Term
Financial Plan; (g) minutes from the Company's board of directors meetings;
(h) an asset list and valuation worksheet; (i) a list of stockholders and number of shares owned by each stockholder; (j) stock purchases and trades over the previous five years; (k) the articles of incorporation and bylaws of the Company; and (l) such other information Stern Brothers deemed relevant;
(iv) reviewed and considered the following information provided to Stern Brothers by others: (a) annual reports, interim reports, Forms 10-K, Forms 10-Q and other published information on publicly traded companies as nearly comparable to the Company as Stern Brothers could find; (b) publications by Standard & Poor's and Bloomberg Financial Services, The Value Line
Investment Survey, the Federal Reserve Bulletin, the Wall Street Journal, Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission, Stock Bonds, Bills and Inflation 1997 Yearbook by Ibbotson Associates and Mergerstat Review 1997 by Houlihan Lokey
Howard & Zukin; and (c) interviews with the Company's outside accountant, banker and attorney; (v) conducted an analysis of the value of the Common
Stock using the market comparison approach and the discounted future returns approach; and (vi) conducted such other studies, analyses, inquiries and investigations as Stern Brothers deemed appropriate. The foregoing is only a summary of the information reviewed and factors considered by Stern Brothers which have influenced their Opinion and does not recite in detail all of such information and factors that they have taken into consideration in connection with the Opinion.


In rendering the Opinion, the Company and its representatives warranted to Stern Brothers that the information they provided was complete and accurate to the best of their knowledge and that the financial statement information reflects the Company's results of operations and financial condition in accordance with generally accepted accounting principles, unless otherwise noted. Stern Brothers has assumed no responsibility for independent verification of information and financial forecasts supplied by the Company and its representatives (and Stern Brothers expresses no opinion on that information). Stern Brothers has not obtained any independent appraisal of the assets of the Company, nor have they attempted to verify the information furnished to Stern Brothers by the Company. Stern Brothers used public information and industry and statistical data from sources which they deem to be reliable; however, they make no representation as to the accuracy or completeness of such information and have accepted such information without further verification. Stern Brothers was not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets, nor did they have any discussion or negotiation with any parties, other than the Company, in connection with the purchase of the Company's shares. The Opinion is valid only for the purposes and standard of value specified therein.
 The Opinion is based on a going concern value. The Opinion contemplates facts and conditions existing as of the opinion date. Events, conditions and circumstances occurring after that date have not been considered, and Stern Brothers has no obligation to update their opinion for such events and conditions.

Stern Brothers performed certain financial analyses which it considered relevant in determining the fair value of the Company's Common Stock, each of which are described in the Opinion.

THE FULL TEXT OF THE OPINION AS OF SEPTEMBER 21, 1998,
WHICH SETS FORTH THE DESCRIPTION OF THE ASSIGNMENT, THE
SCOPE OF THE WORK, THE ASSUMPTIONS AND LIMITING CONDITIONS,
THE CERTIFICATIONS AND THE CONCLUSION, IS ATTACHED HERETO
AS EXHIBIT (B) AND IS INCORPORATED HEREIN BY REFERENCE. THE MINORITY STOCKHOLDERS OF THE COMPANY ARE URGED TO READ
THE OPINION, TOGETHER WITH THE ASSUMPTIONS AND LIMITING CONDITIONS SET FORTH THEREIN, IN ITS ENTIRETY. THE OPINION, AS EXPRESSED HEREIN AND THEREIN, IN ANY EVENT, IS LIMITED TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL
POINT OF VIEW TO THE MINORITY STOCKHOLDERS OF THE COMPANY
AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SUCH
MINORITY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD
VIEW THE MERGER.  THE SUMMARY OF THE OPINION SET FORTH IN
THIS TRANSACTION STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED
HERETO AS EXHIBIT (B).

The following is a summary of certain of the financial analyses used by Stern Brothers in connection with providing its oral presentation to the Special Committee. Stern Brothers used substantially the same type of financial analyses in connection with providing the written Opinion attached hereto as Exhibit (B).

Market Comparison Approach

Stern Brothers analyzed and compared certain financial information relating to the Company with publicly-available financial and operating information of ten publicly traded companies engaged in the agricultural industry (collectively, the "Selected Companies"). None of the Selected Companies used in Stern Brothers' analysis is identical to the Company.
Stern Brothers' analysis involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the Selected Companies and other factors regarding the trading values of the Selected Companies.

In conducting its analyses, Stern Brothers reviewed and considered a variety of multiples and ratios. However, because of the Company's history of losses, Stern Brothers' analyses indicated that the only relevant measures of value are (i) the range and median of the Selected Companies stock price per share as a multiple of the most recent four fiscal quarters (i.e., last twelve months or "LTM") sales per share (the "LTM Sales Per Share Multiple"),
(ii) the range and median of the Selected Companies invested capital per share as a multiple of LTM sales per share (the "Invested Capital Per Share Multiple") and (iii) the similarity of the Selected Companies to the Company.

Stern Brothers analyses indicated that the Selected Companies' LTM
Sales Per Share Multiple ranged from .08x to 8.96x, with an average multiple (excluding the high and low) of 2.02x and a median of 1.27x, compared with an LTM Sales Per Share Multiple for the Company ranging from a low of .15x to a high of.24x. The Company's LTM sales per share for the year ended
June 30, 1998 was $.21. Accordingly, the results of this analysis indicated a value range for the Company's Common Stock of $.03 ($.21 multiplied by .15) to $.05 ($.21 multiplied by .24) per share.


Stern Brothers analyses indicated that the Selected Companies'
Invested Capital Per Share Multiple ranged from .22x to 9.38x, with an average multiple (excluding the high and low) of 2.61x and a median of 2.18x, compared with an Invested Capital Per Share Multiple for the Company ranging from a low of 1.13x to a high of 1.63x. The Company's invested capital per share ranged from a low of $.23 ($.21 LTM sales per share multiplied by 1.13) to a high of $.34 ($.21 LTM sales per share multiplied by 1.63). The Company's weighted average number of shares outstanding for 1998 was 103,650,098. Therefore, the Company's invested capital ranged from a low of $23,839,523 to a high of $35,241,033. To determine stock price per share from invested capital, Stern Brothers subtracted from invested capital (i) the debt ($18,061,000), (ii) preferred stock ($9,000,000) and (iii) cumulative preferred stock dividends ($2,425,000) of the Company as of June
30, 1998, and divided that result (low of $0.00, high of $5,755,033) by the number of shares outstanding as of June 30, 1998 (103,055,577).
Accordingly, the results of this analysis indicated a value range for the Company's Common Stock of $.00 to $.05 per share.

Stern Brothers determined that the cumulative results of the market comparison approach indicated a value range for the Company's Common Stock of $.03 to $.05 per share.

Discounted Future Returns Approach

Stern Brothers performed a discounted future returns analysis of the projected future returns of the Company to calculate the present value per share of the Company's Common Stock using (i) the financial projections prepared by management of the Company for the fiscal years 1999 through 2003, (ii) a discount rate of 14% (calculated by assuming a United States Treasury risk free rate of 5.75%, a large cap stock risk premium of 7.80% and a risk premium for the Company of .45%) and (iii) a terminal value of the Company as of August 12, 2003 of $8,979,300 (calculated by a market comparison analysis of .3x multiplied by projected fiscal year 2003 net sales).
 The results of this discounted future returns approach indicated a value for the Company's Common Stock of $.05 per share.

Underlying Assets Approach

Stern Brothers performed an analysis of the fair market value of the underlying assets of the Company to calculate the implied value per share of the common stockholders equity. Stern Brothers examined the balance sheet of the Company as of June 30, 1998 and made the following adjustments to fair market value: (i) decreased net property, plant and equipment by $1,719,917 to reflect management of the Company's estimate of the orderly sale value of the property, plant and equipment; (ii) increased other assets by $478,535 to reflect the Company's investment in Illinois Foundation Seeds, Inc., which was valued at book value; (iii) decreased goodwill, which is an unidentifiable intangible asset with no fair market value, by $7,793,000; and
(iv) increased other liabilities by $2,425,000 to reflect the cumulative undeclared preferred dividends. The net effect of these adjustments was to decrease total common stockholders' equity by $11,459,382 from $2,469,000 to a negative $8,990,382. The results of this underlying assets approach indicated a value for the Company's Common Stock of negative $.09 per share.

The summary of the Opinion set forth above does not purport to be a complete description of the analyses performed, or the matters considered, by Stern Brothers in rendering the Opinion. Stern Brothers believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of such analyses, without considering all of the analyses, or of the above summary, would create an incomplete view of the processes underlying the analyses set forth in the Opinion. The fact that any specific analyses has been referred to in the summary above is not meant to indicate that such analysis was given greater weight by Stern Brothers than any of the other analyses.

The preparation of the Opinion is not necessarily susceptible to partial analyses or summary. In rendering the Opinion, Stern Brothers applied its judgment to a variety of complex analyses and assumptions. Stern Brothers may have given various analyses more or less wight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The assumptions made, and the judgments applied, by Stern Brothers in rendering the Opinion are not readily susceptible to description beyond that set forth in the written text of the Opinion itself.


In performing its analyses, Stern Brothers made numerous assumptions with respect to industry performance and general business and economic considerations, which are beyond the control of the Company. The analyses performed by Stern Brothers are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Stern Brothers' analysis of the merger consideration, from a financial point of view, to the minority stockholders of the Company, and were provided to the Special Committee in connection with the Stern Brothers Presentation and to the boards of directors of LG Corp. and Mergerco in connection with the delivery of the Opinion. In addition, as described above, the Opinion and the Stern Brothers Presentation were factors taken into consideration by the boards of directors of LG Corp. and Mergerco in making the determination to approve the Merger.

The terms of engagement of Stern Brothers by LG Corp. are set forth in a letter agreement between Stern Brothers and LG Corp. (the "Engagement Letter"). Pursuant to the terms of the Engagement Letter, as compensation for rendering its financial advisory services and its Opinion to the boards of directors of LG Corp. and Mergerco, LG Corp. agreed to pay Stern Brothers
$150 per hour, plus out-of-pocket expenses. In addition, LG Corp. has agreed to indemnify Stern Brothers against certain liabilities and expenses in connection with the engagement of Stern Brothers. The Opinion is subject to the understanding that the obligations of Stern Brothers in the Opinion are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Stern Brothers shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of LG Corp. or its affiliates.

Item 10.  Interest in Securities of the Issuer

As of September 21, 1998, the following affiliates of Limagrain, LG Corp. and/or the Company owned the following amounts and percentages of Common Stock:

Mergerco beneficially owned 98,277,178 shares of Common Stock, which represented approximately 95.36% of the outstanding shares of Common Stock (Mergerco is a wholly owned subsidiary of LG Corp., which is a majority owned subsidiary of Limagrain);

Ralph W. F. Hardy, a member of the board of directors of the Company, beneficially owned 4,850 shares of Common Stock, which represented 0.0047% of the outstanding shares of Common Stock;

Edward M. Germain, Vice President and CFO of the Company, beneficially owned 5,000 shares of Common Stock, which represented 0.0049% of the outstanding shares of Common Stock; and

Larry D. Rieffel, Vice President - Production and Logistics of the Company, beneficially owned 1,250 shares of Common Stock, which represented 0.0012% of the outstanding shares of Common Stock.

Except as described above, no other affiliate of Limagrain, LG Corp.
or the Company owned any Common Stock. With the exception of the contribution of the shares of Common Stock from LG Corp. to Mergerco on September 21, 1998, none of the shares of Common Stock described above was acquired in the past 60 days.

Item 11.	Contracts, Arrangements or Understandings with Respect to
the Issuer's Securities

Neither Limagrain, LG Corp., nor Mergerco, nor any of their affiliates, is a party to any contract, arrangement, understanding or relationship in connection with the Merger with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.


Item 12.	Present Intention and Recommendation of Certain Persons
with Regard to the Transaction

Edward M. Germain, Vice President and CFO of the Company, and
Larry D. Rieffel, Vice President - Production and Logistics of the Company, intend to tender their shares of Common Stock to Mergerco pursuant to the terms of the Merger. Ralph W.F. Hardy, a member of the board of directors of the Company, will not make a decision regarding whether to tender his shares of Common Stock to Mergerco until after he has had an opportunity to review the Transaction Statement and related materials as distributed to the minority stockholders of the Company.

As a "short form" merger pursuant to Section 253 of the DGCL, the Merger will not require approval by the board of directors of the Company or by any of the Company's stockholders other than Mergerco (by action of its board of directors). None of the individuals named above has made a recommendation in support of or opposed to the Merger.

Item 13.  Other Provisions of the Transaction

Holders of shares of Common Stock are entitled to appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have. Prior to the consummation of the merger, LG Corp. and Mergerco reserve the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in their judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.

THE FOLLOWING DISCUSSION IS NOT A COMPLETE
STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER
THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF
SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX A TO THE NOTICE OF MERGER AND APPRAISAL RIGHTS ATTACHED TO
THIS TRANSACTION STATEMENT AS EXHIBIT (D) .

All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Common Stock as to which appraisal rights are asserted. As used herein, "Surviving Corporation" means Mergerco as the corporation surviving the Merger.

Under the DGCL, holders of shares of Common Stock who do not wish to accept pursuant to the Merger the consideration of $.05 per share and who follow the procedures set forth in Section 262 will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. Any holder of shares of Common Stock who wishes to exercise such appraisal rights, or who wishes to preserve his right to do so, should review carefully the following discussion, the Notice of Merger and Appraisal Rights and the Appendix A thereto, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

A holder of Shares wishing to exercise his appraisal rights must deliver to the Secretary of the Company, ON OR BEFORE _________, 1998, a written demand for appraisal of his shares of Common Stock. A demand for appraisal should be delivered to the Company at the following address:

                   BioTechnica International, Inc.
                   4001 North War Memorial Drive
                   Peoria, Illinois 61614
                   Attention:  Secretary

As provided under Section 262, failure of a holder of shares of Common Stock to make a written demand for appraisal (or a beneficial owner of shares of Common Stock who fails to cause the record holder of such shares of Common Stock to demand an appraisal of such shares of Common Stock) within such time limit will result in the loss of such holder's appraisal rights.

Only a holder of record of the shares of Common Stock is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal must be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on the stock certificates for the shares of Common Stock. If the shares of Common Stock are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of
 Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of Common Stock as to which appraisal is sought and when no number of shares of Common Stock is expressly mentioned the demand will be presumed to cover all shares of Common Stock held in the name of the record owner. Stockholders who hold their shares of Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Within 120 calendar days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any stockholder who is entitled to appraisal rights under Section 262 and has complied with the requirements of
Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock. The Surviving Corporation is under no obligation to and has no present intention to file a petition in respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. At any time within 60 calendar days after the effective date of the Merger, any stockholder who has demanded appraisal has the right to withdraw the demand and accept the consideration offered pursuant to the Merger.

Within 120 days after the Effective Date of the Merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock. Such statement must be mailed (a) within 10 calendar days after a written request therefor has been received by the Surviving Corporation, or (b) by _______, 1998 (i.e., within 10 calendar days after the expiration of the period of delivery of demands for appraisal), whichever is later.


If a petition for an appraisal is duly filed by a holder of shares of Common Stock, and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 calendar days to provide the Register in Chancery with a duly verified list containing the names and addresses of all holders of shares of Common Stock who have demanded an appraisal of their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock have not been reached by the Company. After notice to holders of shares of Common Stock, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those holders of shares of Common Stock who have complied with Section 262 and who have become entitled to appraisal rights.
 The Delaware Court of Chancery may require the holders of shares of Common Stock who have demanded an appraisal for their shares of Common
Stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any holder of shares of Common Stock fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.
 The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have held that the
Section 262 appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised.

The costs of the appraisal proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock entitled to be appraised.

No stockholder, whether or not he has duly demanded an appraisal in compliance with Section 262, will, from and after the effective date of the Merger, be entitled to vote any shares of Common Stock for any purpose or be entitled to the payment of dividends or other distributions on any shares of
 Common Stock (except dividends or other distributions payable to stockholders of record at a date prior to the effective date of the Merger).

If any stockholder who demands appraisal of his shares of Common
Stock under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the shares of Common Stock of such stockholder will be converted into the right to receive $.05 in cash per share of Common Stock, without interest. Such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE
DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS
OF SUCH RIGHTS.

No provision has been made by the Cooperative, Limagrain, LG
Corp., Mergerco or the Company in connection with the Merger to allow the minority stockholders of the Company to obtain access to the corporate files of such companies or to obtain counsel or appraisal services at the expense of the issuer or affiliate.

Item 14.  Financial Information

The audited financial statements of the Company for the fiscal years ended June 30, 1997 and 1998, which were required to be filed with the Company's most recent annual report on Form 10-K, are attached hereto as Exhibit (G) and are incorporated herein by reference. The Company is not required to file its quarterly report for the fiscal quarter ending September 30, 1998 until November 14, 1998.


For fiscal year 1998 and fiscal year 1997, the ratio of earnings to fixed charges was -1.00 and -4.63, respectively. Book value per common share of the Company as of June 30, 1998 was $.0004 (calculated by subtracting the $9,000,000 of preferred stock and $2,425,000 of cumulative preferred stock dividends in arrears from the total equity of $11,469,000, and dividing that result by the 103,055,577 common shares outstanding).

Completion of the Merger is not expected to have a material effect on the Company's balance sheet, earnings or book value per share (other than, with respect to book value per share, as discussed in Item 5 hereof).

Item 15.  Persons and Assets Employed, Retained or Utilized

The officers and employees of the Company will perform tasks which would be expected to arise in connection with the Merger (e.g., in assisting to prepare this Transaction Statement). Other than retaining legal counsel and Stern Brothers, neither the Cooperative, Limagrain, LG Corp. nor Mergerco, nor any person acting on their behalf, has employed, retained or compensated any person or class of persons to make solicitations or recommendations in connection with the Merger.

Item 16.  Additional Information

No additional material information is necessary to make the statements required herein, in light of the circumstances in which they are made, not materially misleading.

Item 17.  Material to Be Filed as Exhibits

The following Exhibits are attached hereto and incorporated herein by reference:

Exhibit (A)		Not applicable

Exhibit (B)		Fairness Opinion of Stern Brothers

Exhibit (C)		Not applicable

Exhibit (D)		Form of Notice of Merger and Appraisal Rights

Exhibit (E)		Included in Exhibit (D)

Exhibit (F)		Not applicable.

Exhibit (G)		Audited financial statements for the fiscal year
             ended June 30, 1997 and 1998







	SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  __________				LIMAGRAIN GENETICS CORP.

By:
_______________________________
Name:
_____________________________
Title:
______________________________


Dated:  __________				BTI MERGER CORP.

By:
_______________________________
Name:
_____________________________
Title:
______________________________





	Appendix I

	Executive Officers and Directors of the Cooperative

Directors

Name				              			Principal Occupation

Claude Agier	               					Farmer
Joel Arnaud                      Farmer
Philippe Aymard					            	Farmer
Francois Deloche			            		Farmer
Jean-Paul Deschamps			         		Farmer
Raoul Faure                      Farmer
Christian Gothon                 Farmer
Francois Heyraud			            		Farmer
Serge Lebreton				             		Farmer
Pierre Pagesse				             		Farmer
Laurent Petoton				            		Farmer
Jean Poulet                      Farmer
Christian Puissauve				         	Farmer
Andre Quinty				               		Farmer
Gerard Renard				              		Farmer

Executive Officers

Claude Lescoffit                 1989 - 1996 Vice President
                                             Engineering Michelin
                                             (Clemont, France)
                                 1996 - 1997 Vice President Groupe
                                             Limagrain Holding
                                1997 to date General Manager
                                             Limagrain Agro Genetics

Daniel Cheron                    1988 - 1994 General Manager
                                             Force Limagrain Germany
                                1994 to date CEO Limagrain Agro
                                             Industrie
                                1998 to date Deputy CEO Groupe
                                             Limagrain

Pierre Lefebvre                 1990 to date Deputy CEO
                                             Groupe Limagrain

Emmanuel Rougier                1993 - 1997 CEO Limagrain
                                             Field Seeds
                                1997 to date CEO Limagrain
                                             Vegetables and  Flowers

Jean Marc Salabay               1993 to date General Manager
                                             Production de Limagne

Alain Catala                    Prior to 1997 Deputy CEO
                                             Group Limagrain Holding
                                1997 to date CEO Groupe
                                             Limagrain Holding

Francis Fontaine                1993 - 1995 General Manager
                                             of Dolisos SA (Paris, France)
                                1995 to date General Manager of
                                             Pains Jacqet

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France.

Each of the above directors and executive officers is a citizen of France.




	Appendix II

	Executive Officers and Directors of Limagrain

Directors

Name			               				Principal Occupation

Claude Agier		               				Farmer
Joel Arnaud                      Farmer
Philippe Aymard				            		Farmer
Francois Deloche			            		Farmer
Jean-Paul Deschamps			         		Farmer
Raoul Faure                      Farmer
Christian Gothon                 Farmer
Francois Heyraud			            		Farmer
Serge Lebreton				             		Farmer
Pierre Pagesse				             		Farmer
Laurent Petoton				            		Farmer
Jean Poulet                      Farmer
Christian Puissauve				         	Farmer
Andre Quinty				               		Farmer
Gerard Renard				              		Farmer

Executive Officers

Claude Lescoffi	                1989 - 1996 Vice President
                                            Engineering Michelin
                                            (Clemont, France)
                                1996 - 1997 Vice President Groupe
                                            Limagrain Holding
                               1997 to date General Manager
                                            Limagrain Agro Genetics

Daniel Cheron                  1988 - 1994 General Manager
                                            Force Limagrain Germany
                               1994 to date CEO Limagrain Agro
                                            Industrie
                               1998 to date Deputy CEO Groupe
                                            Limagrain

Pierre Lefebvre                1990 to date Deputy CEO
                                            Groupe Limagrain

Emmanuel Rougier                1993 - 1997 CEO Limagrain
                                            Field Seeds
                               1997 to date CEO Limagrain
                                            Vegetables and Flowers

Jean Marc Salabay              1993 to date General Manager
                                            Production de Limagne

Alain Catala                  Prior to 1997 Deputy CEO
                                            Group Limagrain Holding
                               1997 to date CEO Groupe
                                            Limagrain Holding

Francis Fontaine                1993 - 1995 General Manager
                                            of Dolisos SA (Paris, France)
                               1995 to date General Manager of
                                            Pains Jacqet

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France.

Each of the above directors and executive officers is a citizen of France.


	Appendix III

	Executive Officers and Directors of LG Corp.

Directors

Name		             					Principal Occupation

Claude Agier		             				Farmer
Francois Heyraud			          		Farmer
Serge Lebreton					           	Farmer
Laurent Petoton				          		Farmer
Claude Lescoffit               1989 - 1996 Vice President
                                           Engineering Michelin
                                           (Clemont, France)
                               1996 - 1997 Vice President Groupe
                                           Limagrain Holding
                              1997 to date General Manager
                                           Limagrain Agro Genetics

Executive Officers

Bruno Carette, President and CEO    1993 - 1996 VP Sales
                                                and Marketing LG Seeds, Inc.
                                    1996 - 1997 President of LG Seeds, Inc.
                                   1996 to date President of
                                                BioTechnica International, Inc.
                                   1998 to date President and CEO of
                                                Limagrain Genetics Corp.

Craig Newman, Executive Vice President
     for Akin Calahan              1994 - 1997 General Manager
                                                of Akin Seed Company (St.
                                                Francisville, Illinois)
                                   1997 to date General Manager of
                                                Akin Calahan (Westfield,
                                                Indiana)
                                   1998 to date Executive VP of
                                                Limagrain Genetics Corp.

James Simon, Executive Vice
     President for Canada          1994 to date General Manager
                                                of King Agro (Chatham,
                                                Ontario)
                                   1998 to date Executive VP of
                                                Limagrain Genetics Corp.

Jean-Paul Zink, Executive Vice
      President for LG Seeds       1993 - 1997 General Manager of
                                                Limagrain Canada Seeds
                                   1997 to date President of LG
                                                Seeds, Inc.
                                   1998 to date Executive VP of
                                                Limagrain Genetics Corp.


The business address of each of the above directors is BP1, 63720 Chappes, France, and the business address of each of the above executive officers is 4001 North War Memorial Drive, Peoria, Illinois 61614.

Each of the above directors and executive officers is a citizen of France, except for Mr. Newman who is a United States citizen and Mr. Simon who is a Canadian citizen.

	Appendix IV

	Executive Officers and Directors of Mergerco

Directors

Name			          				Principal Occupation

Claude Agier		          				Farmer
Francois Heyraud            Farmer
Serge Lebreton					        	Farmer
Laurent Petoton             Farmer
Claude Lescoffit            1989 - 1996 Vice President
                                        Engineering Michelin
                                        (Clemont, France)
                            1996 - 1997 Vice President Groupe
                                        Limagrain Holding
                           1997 to date General Manager
                                        Limagrain Agro Genetics
                           1998 to date Vice President of BTI
                                        Merger Corp.

Executive Officers

Bruno Carette, President 			1993 - 1996 VP Sales
                                        and Marketing LG Seeds, Inc.
                            1996 - 1997 President of LG Seeds, Inc.
                           1996 to date President of
                                        BioTechnica International, Inc.
                           1998 to date President and CEO of
                                        Limagrain Genetics Corp.
                           1998 to date President of BTI
                                        Merger Corp.

Claude Lescoffit, Vice President				See above

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France, except for Mr. Carette whose business address is 4001 North War Memorial Drive, Peoria, Illinois 61614.

Each of the above directors and executive officers is a citizen of France.

	Exhibit B

	Fairness Opinion of Stern Brothers

               	[Stern Brothers Valuation Advisors Letterhead]

                                                          September 21, 1998


Mr. Bruno Carette
Limagrain Genetics Corp.
BTI Merger Corp.
4001 N. War Memorial Drive
Peoria, Illinois 61614

Gentlemen:

Description of the Assignment

Limagrain Genetics Corp. ("LG" or the "Company") has engaged Stern
Brothers Valuation Advisors ("Stern Brothers") for the purpose of rendering our opinion, as of September 21, 1998, as to the fairness, from a financial point of view, of the merger consideration to be paid to the public stockholders of BioTechnica International, Inc. ("BioTechnica") (4,778,399 shares of the 103,055,577 outstanding shares) in connection with the cashing out of such public stockholders in the merger of BioTechnica into an affiliate of LG.

Scope of Work

In the course of our analysis for purposes of rendering our opinion, we have, among other things, done the following:

10	Visited BioTechnica's headquarters.

20	Interviewed key management employees concerning the background, operations, financial performance and prospects of BioTechnica.

30	Reviewed and considered the following information regarding
BioTechnica:
?	Audited financial statements (Form 10-K) for BioTechnica for the periods ended December 31, 1986 through 1991, July 31, 1992
through 1993, June 30, 1994 through 1997 and a draft of the June
30, 1998 audited financial statement. Form 10-Q quarterly financial statements as of September 30, 1997, December 31, 1997 and
March 31, 1998.
- 	Proxy information as of March 7, 1994, November 15, 1995,
November 12, 1996 and November 12, 1997.
- 	Recent press releases.
-  Income tax returns filed by BioTechnica for 1996 and 1997.
- 	BioTechnica's financial forecasts for the  years ended June 30, 1999 through June 30, 2008 and Short Term Financial Plan.
- 	Minutes from Board of Directors meetings.
  	Asset list and valuation worksheet.
- 	List of shareholders and number of shares owned by each
shareholder.
-  Stock purchases or trades over the last five years.
- 	Articles of Incorporation and Bylaws for BioTechnica.
- 	LG Seeds newsletters.
- 	LG Seeds Yield Results.

40	Reviewed and considered the following information provided to us by others:

- 	Annual reports, interim reports, 10-Ks, 10-Qs, and other published information on publicly traded companies as nearly comparable to
BioTechnica as we could find.
- 	Publications by Standard & Poor's and Bloomberg Financial
Services; The Value Line Investment Survey; Federal Reserve
Bulletin; The Wall Street Journal; Directory of Companies Required
to File Annual Reports with the Securities and Exchange
Commission; Stocks, Bonds, Bills and Inflation 1997 Yearbook by
Ibbotson Associates; and Mergerstat Review 1997 by Houlihan
Lokey Howard & Zukin.
- 	Interviews with BioTechnica's outside accountant, banker and attorney.

5)	Conducted an analysis of the value of BioTechnica's common stock
using the market	comparison approach and the discounted
future returns approach.

6)	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The foregoing is, of course, only a summary of the information reviewed and factors considered by us which have influenced our opinion and does not recite in detail all of such information and factors that we have taken into consideration in connection with our opinion.

Assumptions and Limiting Conditions

The Company and its representatives warranted to us that the information they supplied was complete and accurate to the best of their knowledge and that the financial statement information reflects BioTechnica's results of operations and financial condition in accordance with generally accepted accounting principles, unless otherwise noted. We have not assumed any responsibility for independent verification of information and financial forecasts supplied by BioTechnica and their representatives (and we express no opinion on that information). We have not obtained any independent appraisal of the assets of BioTechnica, nor have we attempted to verify the information furnished to us by them.

We have used public information and industry and statistical data from sources which we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information and have accepted such information without further verification.

We were not authorized to solicit, and did not solicit, interest from any party with respect to a merger with or other business combination transaction involving the BioTechnica or any of its assets, nor did we have any discussions or negotiations with any parties, other than BioTechnica, in connection with the purchase of BioTechnica shares.

Possession of this report, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone but the client without the previous written consent of the client or us and, in any event, only with proper attribution.

We are not required to give testimony in court, or be in attendance during any hearings or depositions, with reference to BioTechnica, unless previous arrangements have been made.

This opinion is valid only for the purpose(s) and standard of value specified herein.

This opinion is based on a going concern value.


The opinion contemplates facts and conditions existing as of the opinion date. Events, conditions, and circumstances occurring after that date, have not been considered, and we have no obligation to update our opinion for such events and conditions (except as requested at closing).

This opinion is subject to the understanding that the obligations of Stern Brothers Valuation Advisors in the opinion are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Stern Brothers Valuation Advisors shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Certifications

We certify that, to the best of our knowledge and belief:

The statements of fact in this report are true and correct.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

Neither Stern Brothers Valuation Advisors nor the individuals involved with this opinion have any present or contemplated future interest of any nature whatsoever which might prevent the rendering of an unbiased opinion.


Our fee for this engagement is not contingent on an action or event resulting from the analyses, opinions, or conclusions, in, or the use of this report.

No one provided significant professional assistance to the persons signing this report.

The American Society of Appraisers has a mandatory recertification program for all of its Senior members. We are in compliance with that program.

Conclusion

Based upon the foregoing, other matters we consider relevant and our general knowledge of such matters as independent business appraisers, we are of the opinion that the merger consideration of $0.05 per share to be paid by an affiliate of Limagrain Genetics Corp. for the 4,778,399 shares (owned by the public) of the 103,055,577 outstanding shares of BioTechnica, is fair, from a financial point of view, to such public stockholders, as of September 21, 1998.

Sincerely,

STERN BROTHERS VALUATION ADVISORS



John C. Korschot, CFA, ASA, CBA	Teresa (Terry) A. Fry, ASA,
CBA
President	Vice President

	Exhibit D

	Form of Notice of Merger and Appraisal Rights

	NOTICE OF MERGER AND APPRAISAL RIGHTS
	AVAILABLE TO STOCKHOLDERS OF
	BIOTECHNICA INTERNATIONAL, INC.
	IN CONNECTION WITH THE MERGER OF
	BIOTECHNICA INTERNATIONAL, INC.
	WITH AND INTO
	BTI MERGER CORP.,
	A WHOLLY OWNED SUBSIDIARY OF
	LIMAGRAIN GENETICS CORP.


TO THE HOLDERS OF CERTIFICATES
REPRESENTING COMMON STOCK OF
BIOTECHNICA INTERNATIONAL, INC.:

NOTICE IS HEREBY GIVEN pursuant to Section 262(d)(2) of the
General Corporation Law of the State of Delaware (the "DGCL") that effective on _____________, 1998 (the "Effective Time of the Merger"), BioTechnica International, Inc., a Delaware corporation (the "Company"), will be merged (the "Merger") with and into BTI Merger Corp. ("Mergerco"), a Delaware corporation and wholly-owned subsidiary of Limagrain Genetics Corp., a Delaware corporation ("LG Corp"), with Mergerco as the surviving corporation (Mergerco is sometimes referred to herein as the "Surviving Corporation").
The Merger will be effected pursuant to Section 253 of the DGCL when
Mergerco files a Certificate of Ownership and Merger with the Secretary of State of Delaware. Immediately prior to the Merger, Mergerco will own approximately 95% of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company. Under the DGCL, no action will be required by the board of directors or stockholders of the Company, other than Mergerco (through its Board of Directors), for the Merger to become effective.
 Prior to the consummation of the merger, LG Corp. and Mergerco reserve the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in their judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.


As a result of the Merger, the separate corporate existence of the Company will cease. At the Effective Time of the Merger, each of the outstanding Shares of the Company (other than Shares held by Mergerco and Shares held in the treasury of the Company) will be automatically converted, subject to the appraisal rights described below, into the right to receive $.05 in cash, without interest, upon surrender of the certificate for such Share to Harris Trust and Savings Bank, as Paying Agent (the "Paying Agent"), as set forth in the enclosed letter of transmittal (the "Letter of Transmittal").

	SURRENDER OF CERTIFICATES

The Paying Agent will accept the surrender of certificates representing Shares in exchange for the $.05 per Share cash payment.

TO RECEIVE THE $.05 PER SHARE CASH PAYMENT FOR ALL
OR PART OF A STOCKHOLDER'S SHARES, THE STOCKHOLDER OR A
DULY AUTHORIZED REPRESENTATIVE MUST (A) DELIVER THE
ENCLOSED LETTER OF TRANSMITTAL, APPROPRIATELY COMPLETED
AND EXECUTED, TO THE PAYING AGENT AND (B) SURRENDER SUCH
SHARES BY DELIVERING THE STOCK CERTIFICATE OR CERTIFICATES
THAT, PRIOR TO THE MERGER, HAD EVIDENCED SUCH SHARES TO
THE PAYING AGENT, ALL AS SET FORTH IN THE LETTER OF
TRANSMITTAL AND ACCOMPANYING INSTRUCTIONS.

Each person who does NOT plan to seek an appraisal of all such person's Shares is urged to execute (or, if such person is not the record holder of such Shares, to arrange for such record holder or such holder's duly authorized representative to execute) and mail postage paid or deliver a Letter of Transmittal to the Paying Agent at the address set forth in the Letter of Transmittal. STOCKHOLDERS SHOULD NOTE THAT SURRENDER TO
THE PAYING AGENT OF CERTIFICATE(S) FOR THEIR SHARES MAY
CONSTITUTE A WAIVER OF APPRAISAL RIGHTS UNDER THE DGCL.

Each Company stockholder should note that the method of delivery of the Letter of Transmittal, stock certificate(s) and all other required documents is at the election and risk of the stockholder. IF THE DECISION IS MADE TO SEND STOCK CERTIFICATE(S) BY MAIL, IT IS
RECOMMENDED THAT SUCH CERTIFICATE(S) BE SENT BY
REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT
REQUESTED.

	APPRAISAL RIGHTS


Notwithstanding the Merger, Shares held by stockholders of the Company who (a) do not execute and return (or cause to be executed and returned) a Letter of Transmittal with respect to such Shares or otherwise surrender such Shares for the $.05 per Share cash payment, (b) perfect their rights to appraisal of such Shares in accordance with Section 262 of the DGCL ("Section 262") and (c) do not thereafter withdraw their demands for appraisal of such Shares or otherwise lose or waive their appraisal rights, in each case in accordance with the DGCL, shall represent the right to receive from the Company such payment as the holders thereof may be entitled to receive as determined by the Delaware Court of Chancery in an appraisal proceeding.

Section 262 provides a procedure by which persons who were stockholders of the Company at the Effective Time of the Merger may seek an appraisal of their Shares in lieu of accepting the $.05 per Share cash payment.
 A demand for appraisal must be made in writing by or for the stockholder of record wishing to demand appraisal and must reasonably inform the Company of the identity of the stockholder making the demand for appraisal and that such stockholder intends thereby to demand appraisal of his Shares. In any such appraisal proceeding, the Delaware Court of Chancery would determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Stockholders should recognize that such appraisal could result in a determination of a value higher or lower than or equivalent to $.05 per Share. Following such an appraisal proceeding, the Delaware Court of Chancery would direct the Surviving Corporation, pursuant to Section 262, to make payment of such fair value of the Shares, together with a fair rate of interest, if any, to the former stockholders entitled thereto who properly demanded appraisal.

	APPRAISAL PROCEDURE

This Notice of Merger and Appraisal rights from the Company affords stockholders of the Company the notice required by Section 262(d)(2) of the DGCL. The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in APPENDIX A hereto. MERE FAILURE TO EXECUTE
AND RETURN A LETTER OF TRANSMITTAL TO THE PAYING AGENT
DOES NOT SATISFY THE REQUIREMENTS OF SECTION 262; RATHER,
A SEPARATE WRITTEN DEMAND FOR APPRAISAL MUST BE PROPERLY
EXECUTED AND DELIVERED TO THE COMPANY AS DESCRIBED BELOW.

A stockholder of the Company who wishes to demand appraisal of his Shares must make a written demand for appraisal ON OR PRIOR TO _______________, 1998 (i.e., within 20 calendar days after the date of mailing of this Notice of Merger and Appraisal Rights). A demand for appraisal should be addressed to the Company at the following address:

BioTechnica International, Inc.
4001 North War Memorial Drive
Peoria, Illinois 61614
Attn: Secretary


As provided under Section 262, failure of a stockholder of the Company to make a written demand for appraisal (or a beneficial owner of Shares who fails to cause the record holder of such Shares to demand an appraisal of such Share) within such time limit will result in the loss of such stockholder's appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate(s) for his or her Shares. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, attorney-in-fact or officer of a corporation, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one or two or more joint owners may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as Cede & Co., Philadep and others. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such Shares should instruct such firm, bank or institution that the demand for appraisal may be made by the record holder of the Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record
(which may be a nominee as described above) and of such holder's intention thereby to demand appraisal of such Shares.

Within 120 calendar days after the Effective Time of the Merger, the Surviving Corporation or any former stockholder entitled to appraisal rights under Section 262 who has complied with the provisions thereof may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares of all such stockholders. The Surviving Corporation is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect his or her appraisal rights will be required to initiate all necessary action within the time prescribed in
Section 262. At any time within 60 calendar days after the Effective Time of the Merger, any former stockholder who has demanded appraisal has the right to withdraw the demand and accept the consideration offered pursuant to the Merger.

Within 120 calendar days after the Effective Time of the Merger, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within 10 calendar days after a written request therefor has been received by the Company or (b) by _____________, 1998 (i.e., 10 calendar days after expiration of the period for delivery of demands for appraisal), whichever is later.


If a petition for an appraisal is timely filed and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 calendar days to provide the Register in Chancery with a duly verified list containing the names and addresses of all former stockholders of the Company who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to such former stockholders, the Court of Chancery is empowered to conduct a hearing on such petition to determine those former stockholders who have complied with
Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the holders of Shares who have demanded an appraisal for their Shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding;
and if any former stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such former stockholder.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have held that the Section 262 appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

The costs of the appraisal proceeding may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. The Court of Chancery may also order that all or a portion of the expenses incurred by any former stockholder in connection with an appraisal, including, without limitation, reasonable attorney's fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised.

No former stockholder, whether or not he or she has duly demanded an appraisal in compliance with Section 262, will, from and after the Effective Time of the Merger, be entitled to vote any Share for any purpose or be entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions payable to stockholders of record at a date prior to the Effective Time of the Merger).

If any stockholder who demands appraisal of his Shares under
Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the Shares of such stockholder will, at or after the Effective Time of the Merger, be converted into the right to receive $.05 in cash per Share, without interest. Such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions.


The foregoing brief summary does not purport to be a complete description of the applicable provisions of Section 262, and is qualified in its entirety by reference to Section 262, which is attached hereto in full as APPENDIX A.

	INFORMATION CONCERNING THE COMPANY

Prior to the Effective Time of the Merger, the Company was subject to the information reporting and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, was, and, in certain circumstances, is required to file reports and other information with the Securities and Exchange Commission
(the "Commission") relating to the Company's business, financial condition and certain other matters. These reports and other information should be available for inspection at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center (Suite 1300), New
York, New York 10048; Northwest Atrium Center, 500 West Madison Street
(Suite 1400), Chicago, Illinois 60661; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies may also be obtained by mail, upon payment of the Commission's customary fees, from the Public Reference
Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.
 The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains certain reports and other information regarding registrants that file electronically with the Commission.


Dated:	___________, 1998			BTI MERGER CORP.



By:
Name:
Title:

	APPENDIX A

	DELAWARE GENERAL CORPORATION LAW

SECTION 262.  APPRAISAL RIGHTS

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to S 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation;
and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to S 251 (other than a merger effected pursuant to S 251(g) of this title), S 252, S 254, S 257, S 258, S 263 or S 264 of this title:

(1)	Provided, however, that no appraisal rights under this
section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of S 251 of this title.

(2)	Notwithstanding paragraph (1) of this subsection, appraisal
rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to S 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or
resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository
receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. 	Cash in lieu of fractional shares or fractional
depository receipts described in the foregoing subparagraphs a.
and b. of this paragraph; or

d. 	Any combination of the shares of stock, depository
receipts and cash in lieu of fractional shares of fractional depository receipts described in the foregoing subparagraphs a.,
b. and c. of this paragraph.

(3)	In the event all of the stock of a subsidiary Delaware
corporation party to a merger effected under S 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:


(1)	If a proposed merger or consolidation for which appraisal
rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)	If the merger or consolidation was approved pursuant to S
228 or S 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or
consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.


(h)	After determining the stockholders entitled to an appraisal, the
Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances.
Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

	Exhibit G

	Audited Financial Statements for the Fiscal Year Ended June 30, 1997
and 1998


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                    Page
   Consolidated Financial Statements:                              Number

     Independent Auditors' Report

     Consolidated Balance Sheets at June 30, 1998 and 1997

     Consolidated Statements of Operations for the years ended June 30, 1998, 1997 and 1996

     Consolidated Statements of Changes in Shareholders'
     Equity for the years ended June 30, 1998, 1997
     and 1996

     Consolidated Statements of Cash Flows for the years ended June 30, 1998, 1997 and 1996

     Notes to Consolidated Financial Statements

All schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.











INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BioTechnica International, Inc.:


We have audited the consolidated financial statements of BioTechnica International, Inc. and subsidiary (the "Company") as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioTechnica International, Inc. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                        			KPMG PEAT MARWICK LLP
Indianapolis, Indiana
July 17, 199



                       BIOTECHNICA INTERNATIONAL, INC.
                        CONSOLIDATED BALANCE SHEETS
                         (in thousands of dollars)

                                                   June 30,          June 30,
            ASSETS                                    1998              1997

Current assets:
  Cash and cash equivalents                        $   353           $   207
  Accounts receivable, less allowance for doubtful
     accounts of $97                                 9,458             7,068
  Inventories                                        7,761             8,330
  Prepaid expenses and other current assets            139               130
       Total current assets                         17,711            15,735

Net property, plant and equipment                    8,040             9,316

Goodwill and other assets, net                       7,879             8,385
     Total assets                                  $33,630           $33,436


    LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Borrowings under line of credit                  $ 7,700           $10,900
  Borrowings from affiliates-current                 3,600                --
  Accounts payable                                     489               721
  Accrued liabilities                                2,936             1,669
  Due to affiliates                                    244               115
     Total current liabilities                      14,969            13,405

Borrowings from affiliates long-term                 6,761             5,261
Other noncurrent liabilities                           431               295
     Total liabilities                             $22,161           $18,961

Shareholders' equity:
  Preferred stock, Class A, 900,000 shares
    Outstanding (involuntary liquidation value of
    $9 million at June 30, 1998 and 1997)           $    9          $      9
  Common stock, 103,094,737 and 104,094,737 shares
    outstanding at June 30, 1998 and June 30, 1997,
    respectively                                     1,031              1,041
  Additional paid-in capital                        20,823             20,823
  Accumulated deficit                              (10,299)            (7,303)
  Treasury stock                                       (95)               (95)
     Total shareholders' equity                    $11,469            $14,475

Commitments (note 12)

     Total liabilities and shareholders' equity    $33,630            $33,436



See accompanying notes to consolidated financial statement



                        BIOTECHNICA INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands of dollars, except per share amounts)


                                   ---------Years Ended June 30,-----------
                                   1998              1997              1996
Net sales:
  Domestic                      $18,047           $17,004          $ 17,151
  Export-Affiliates               2,984             2,977             1,489
  Export-Other                      309               104               127
                                 21,340            20,085            18,767

Cost of goods sold               14,158            12,319            12,990

  Gross margin                    7,182             7,766             5,777

Operating expenses:
  Sales and marketing             4,710             4,163             4,203
  Warehouse and distribution      1,331             1,316             1,196
  General and administrative      2,677             2,569             2,473
  Amortization of goodwill          499               499               499
                                  9,217             8,547             8,371

     Operating loss              (2,035)             (781)           (2,594)

Other income (expense):
  Interest expense                 (966)             (880)             (832)
  Gain (loss) on disposition
      of fixed assets              (225)               13               405
  Other                             231               208               321


  Loss before income taxes       (2,995)           (1,440)           (2,700)

  Income tax expense (benefit)        1                 9               (15)

     Net loss                   $(2,996)         $ (1,449)         $ (2,685)

Net loss per common share       $  (.04)         $   (.02)         $  (0.03)



See accompanying notes to consolidated financial statements



                       BIOTECHNICA INTERNATIONAL, INC.
        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 (in thousands of dollars, except share data)

                             Preferred Stock                        Additional
                           Class A Non-Voting    Common Stock         Paid-In
                           Shares   Par Value  Shares    Par Value    Capital
Balance June 30, 1995      700,000      $ 7  115,418,788   $1,154     $18,893

Issuance of Preferred
  Stock                    200,000        2           --       --       1,998
Net loss for Fiscal 1996        --       --           --       --          --

Balance June 30, 1996      900,000      $ 9  115,418,788   $1,154     $20,891

Repurchase of common shares     --       --  (11,324,051)    (113)        (68)

Net loss for Fiscal 1997        --       --           --       --          --

Balance June 30, 1997      900,000      $ 9  104,094,737   $1,041     $20,823

Net loss for Fiscal 1998        --       --           --       --          --

Repurchase of common shares     --       --   (1,000,000)     (10)         --

Balance June 30, 1998      900,000      $ 9  103,094,737   $1,031     $20,823

                                                                      Total
                                  Treasury Stock      (Accumulated Shareholders'
                                 Shares   Par Value      Deficit)     Equity
Balance June 30, 1995            (39,160)     $(95)      $(3,169)   $ 16,790

Issuance of Preferred Stock           --        --            --       2,000

Net loss for Fiscal 1996              --        --        (2,685)     (2,685)

Balance June 30, 1996            (39,160)     $(95)       (5,854)   $ 16,105

Repurchase of common shares           --        --            --        (181)

Net loss for Fiscal 1997              --        --        (1,449)     (1,449)

Balance June 30, 1997            (39,160)     $(95)      $(7,303)   $ 14,475

Net loss for Fiscal 1998              --        --        (2,996)     (2,996)

Repurchase of common shares           --        --            --         (10)

Balance June 30, 1998            (39,160)     $(95)     $(10,299)     11,469


See accompanying notes to consolidated financial statements


                        BIOTECHNICA INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (in thousands of dollars)

                                                      Years Ended June 30,
                                                  1998        1997       1996
Cash Flow from Operating Activities:
  Net loss                                    $ (2,996)   $  (1,449) $ (2,685)
  Adjustments to reconcile net loss
     to net cash used in operating activities:
     Depreciation                                  940          954       903
     Amortization                                  499          499       499
     (Gain) loss on disposition of fixed assets    225          (13)     (405)

  Changes in assets and liabilities:
     Accounts receivable                        (2,390)         896      (186)
     Inventories                                   569       (2,354)      951
     Other assets                                   (2)          87        27
     Accounts payable and Accrued
       liabilities, and Due to affiliates      	 1,300	        (124)     (178)

  Net cash provided by (used in)
	  operating activities                         (1,855)      (1,504)   (1,074)


Cash Flow from Investing Activities:
  Acquisition of property, plant
     and equipment                                (130)        (600)   (1,527)
  Proceeds from asset sales                        241           65     1,078

 Net cash provided by (used in)
       investing activities                        111         (535)     (449)


Cash Flow from Financing Activities:
  Net borrowing(repayment) under line of credit (3,200)       2,400      (700)
  Proceeds (payment) of long-term debt
     to affiliates                               1,500        2,000    (2,065)
  Proceeds (payment) of short-term debt
     to affiliates                               3,600       (2,060)    2,175
  Payments on long-term debt and
     notes payable                                  --         (107)      (92)
  Repurchase of common stock                       (10)        (181)       --
  Issuance of Class A Preferred Stock               --           --     2,000

 Net cash provided by
       financing activities                      1,890        2,052     1,318

Net increase (decrease) in
         cash and cash equivalents                 146           13      (205)

Cash and cash equivalents at
    beginning of year                          $   207    $     194    $  399

Cash and cash equivalents at
    end of year                                $   353    $     207    $  194



See accompanying notes to consolidated financial statement




                            BIOTECHNICA INTERNATIONAL, INC.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Business
BioTechnica International, Inc. and its subsidiary, LG Seeds, Inc. (the "Company"), sell corn, soybean, alfalfa and other agricultural seed to dealers, distributors and farmers through its seed operations. The Company operates in a twelve-state region centered in the Midwestern United States. Sales are generally made on open account to customers. Because of the geographic concentration of the Company's customers in the Midwest, it is significantly dependent upon the weather and market conditions in its market areas. In addition, industry sales levels are dependent upon factors resulting from governmental agriculture policies and farm programs.

As of June 30, 1998, approximately 95% of the common stock and 100% of the Preferred Stock of the Company is owned by Limagrain Genetics Corporation ("LG Corp."), which is controlled by Groupe Limagrain Holding ("Limagrain") of Chappes, France.

B.  Principles of Consolidation
The consolidated balance sheets as of June 30, 1998 and 1997, and statements of operations for the three years ended June 30, 1998, include the Company and its wholly-owned subsidiary, LG Seeds, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C.  Revenue Recognition
Sales of seed products are recorded upon shipment, reduced by a reserve for estimated returns and discounts.

D.  Research and Development Costs
Although the Company has no significant internal research and development effort, it has access to research conducted by LG Corp. and other Limagrain affiliates. The cost of this expertise is paid to LG Corp. in the form of royalties on products sold.

E.  Advertising
The Company expenses all advertising in the period incurred. Advertising expenses for Fiscal 1998, 1997, and 1996 were $166,000, $133,000, and $80,000, respectively.

F.  Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of three months or less.

G.  Inventories
Inventories consist primarily of seed products and supplies. Seed product inventory is valued at the lower of average cost by crop year or market. Supply inventory is valued at the lower of cost (using the first-in, first-out method) or market. Gains or losses, if any, on commodity hedging transactions are included as a component of inventory.

H.  Derivatives
The Company has contractual commitments with seed growers for payments based on the local commodity prices for soybeans and wheat. To mitigate the impact of fluctuations in commodity prices on inventory costs, the Company attempts from time to time to hedge these commitments by using Chicago Board of Trade futures contracts for the respective crops. The Company matches these futures contracts to its purchases of inventory, closing out the futures contracts as payments are made to the seed growers and recognizing the gains and losses as a component of the product cost in cost of sales. There were no open futures contracts at either June 30, 1998 or 1997.

I.  Property, Plant and Equipment
Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Depreciable lives for asset classes are:

                      Land improvements                 15 years
                      Buildings and improvements        15 to 32 years
                      Machinery and equipment           3 to 20 years




J.  Goodwill
Goodwill is being amortized using the straight-line method over a period of 20 years. The Company evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows.

K.  Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files a Federal consolidated tax return with other corporations controlled by LG Corp. The related tax sharing agreement provides that consolidated Federal income tax is allocated among profitable companies. Companies with operating losses receive benefits in the future by effectively offsetting taxable income against prior operating losses.

L.  Loss Per Common Share
Loss per common share has been computed by dividing the loss applicable to common shareholders by the weighted-average number of common shares outstanding. Net loss has been increased by current year cumulative preferred stock dividends (whether or not declared) to arrive at loss applicable to common shareholders. The Company has no dilutive potential common shares.

M.  Fair Value of Financial Instruments
Carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and due to affiliates-current, approximate fair. The Company's borrowings under its Line of Credit are at variable interest rates tied to market rates and, accordingly, the Company considers the fair value to be the same as the carrying value. The estimated fair value of Borrowings from Affiliates-long-term, based on borrowing rates currently available to the Company on bank loans with similar terms and maturities would be $5,919,000.

N. Use of Estimates
Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles.
Actual results could differ from these estimates.

2.  INVENTORIES
Inventories at June 30, 1998 and 1997 are as follows:

                                                (in thousands of dollars)
                                                  1998              1997

     Finished seed                             $ 4,473           $ 4,666
     Unfinished seed                             2,594             2,955
     Supplies and other                            694               709
        Total inventories                      $ 7,761           $ 8,330

"Finished seed" consists of bagged product, ready for sale, net of reserves for obsolescence. "Unfinished seed" consists of bulk product not yet bagged and the cost associated with the seed crop planted in the spring of the applicable fiscal year. "Supplies and other" consists of foundation seed, unused bags, pallets and other supply items.

3.  PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at June 30, 1998 and 1997 are as follows:

                                                (in thousands of dollars)
                                                  1998              1997

     Land and improvements                     $   577          $    768
     Buildings and improvements                  7,869             8,185
     Machinery and equipment                     5,399             5,312
     Construction in progress                       13                52
                                               $13,858           $14,317

     Less accumulated depreciation               5,818             5,001
       Net property, plant and
         equipment                             $ 8,040           $ 9,316



4. LOSS PER SHARE

Loss per share was calculated as follows:      (in thousands of dollars)

                                             1998          1997          1996

     Net loss                            $ (2,996)     $ (1,449)     $ (2,685)
     Current year cumulative preferred
         stock dividends (undeclared)        (675)         (675)         (608)
     Net loss available for common
         shares                            (3,671)       (2,124)       (3,293)

     Weighted average shares outstanding 103,650,098  114,635,033    15,379,628

     Net loss per common share              (0.04)        (0.02)        (0.03)

5.  GOODWILL AND OTHER ASSETS

Goodwill and other assets consist of the following:
                                                (in thousands of dollars)
                                                 1998               1997
    Goodwill                                  $ 9,966            $ 9,966
    Amortization of goodwill                   (2,173)            (1,674)
        Net goodwill                          $ 7,793            $ 8,292
    Deposits and other                             86                 93
        TOTAL                                 $ 7,879            $ 8,385

6.  LINE OF CREDIT AND NOTE PAYABLE

The Company has a revolving credit arrangement with its principal bank
("Line of Credit") whereby the Company can borrow up to $12,000,000 based on a borrowing base formula and subject to certain limitations in availability. This Line of Credit, which expires December 31, 1998, bears interest (at the Company's option) based upon (i) the Bank Prime Loan rate, (ii) the London Interbank Offered Rate ("LIBOR") index or (iii) the Bank Offered Rate. Borrowings under this Line of Credit are secured by the inventory and accounts receivable of the Company and its subsidiary and by the guarantees of Limagrain and LG Corp. The maximum and average amounts outstanding under this Line of Credit during the year ended June 30, 1998 were $10,900,000 and $6,177,000, respectively. The weighted average interest rate during Fiscal 1998 was 6.92%.

7.  BORROWINGS FROM AFFILIATES

Borrowings from affiliates at June 30, 1998 and 1997 were as follows:
                                                 (in thousands of dollars)

                                                     1998              1997
    Current:
    Limagrain Genetics Corp.
       Due on demand at an annual interest        $ 3,000           $    --
         rate of 6.5%
       Due on demand at an annual interest
         rate of 5%                                   600                --
       Total borrowings from affiliates-current   $ 3,600           $    --

    Long-term:
    Limagrain Genetics Corp.
       Due July 1, 2000 at an annual interest     $ 1,500           $    --
         rate of 6.5%
       Due July 1, 2000 at an annual interest
         rate of 5%                                 5,261             5,261
       Total borrowings from affiliates-long-term $ 6,761           $ 5,261

In addition to these notes at June 30, 1998 and 1997, the Company owes affiliates $244,000 and $115,000, respectively, for current items.

8.  CAPITAL STOCK

Authorized shares of stock include: 150,000,000 shares of common stock; 11,100,000 shares of Class A common; 11,100,000 shares of Class B common; and 2,000,000 shares of Class A Preferred.

As of June 30, 1998 and 1997, there were only two classes of stock issued and outstanding: common stock and Class A Preferred Stock.

On November 30, 1995, the Company retired a long-term note of $2,000,000 in exchange for $2,000,000 of the Company's Class A Preferred Stock.

On June 6, 1997, the Company repurchased and retired 11,324,051 shares of its common stock from a shareholder at $0.016 per share. This common stock represented approximately 9.8% of the total common stock. The price of $0.016 per share was substantially below the then-current market price and net book value per share.

On February 2, 1998, the Company repurchased and retired 1,000,000 shares of its common stock from a shareholder at $0.01 per share. This common stock represented approximately 1.0% of total common stock outstanding on that date. The price of $0.01 per share was substantially below the then-current market price and net book value per share.


The Class A Preferred Stock of the Company (all of which is owned by LG Corp.) pays a cumulative dividend of $.75 per share per year when declared by the Board of Directors. No such dividend has been declared by the Board of Directors. Pursuant to the terms and conditions of the Company's Class A Preferred Stock, should any dividend be declared or paid on the common stock of the Company, the holders of Class A Preferred Stock would be entitled to receive dividends at a rate per share equal to that of the common stock in addition to their preferred dividends. As of June 30, 1998 and 1997, the cumulative amount of undeclared dividends on the Class A Preferred Stock was $2,425,000 and $1,750,000, respectively.

9.  STOCK OPTION PLAN

The Company has reserved 1,500,000 shares of common stock for issuance under an incentive stock option plan. During Fiscal 1996, all outstanding options were either (i) repurchased by the Company or (ii) determined to have expired. The cancellation of these options resulted in a reduction of general and administrative expense of $150,000 during Fiscal 1996. As of June 30, 1998 and 1997, there were no options outstanding.

10.  RETIREMENT PLAN

The Company participates in a 401(k) savings retirement plan sponsored by LG Corp. The plan covers substantially all full-time employees of the Company with at least one year of service. Vesting occurs over a five-year period at 20% per year. Employees may contribute up to the lesser of 15% of their salary or an amount determined annually by Federal income tax regulations. Company contributions may consist of a basic amount for all covered employees, a matching contribution for a portion of employee contributions, and a potential additional discretionary contribution.

Company contributions under the plan were $168,207, $177,064, and $82,145, for Fiscal 1998, Fiscal 1997, and Fiscal 1996, respectively.

11.  INCOME TAXES

On June 30, 1998 and 1997, the Company had pre-acquisition net operating loss carryforwards of approximately $1,360,000 and $1,496,000, respectively, which expire at a rate of $136,000 per year through 2008. The Company had post-acquisition net operating loss carryforwards of approximately $14,886,000 and $13,332,000 on June 30, 1998 and 1997, respectively, which expire through 2018.

The components of income tax expense (benefits) are as follows:
                                           (in thousands of dollars)
                                     1998              1997             1996

  Federal                            $ --              $ --             $(28)
  State                                 1                 9               13
  Total                              $  1              $  9             $(15)

The actual income tax benefit differed from the expected income tax benefit (computed by applying the applicable U.S. Federal corporate income tax rate of 34% to loss before income taxes) as follows:
                                            (in thousands of dollars)
                                     1998              1997             1996

Computed "expected" tax benefit   $(1,018)            $(490)           $(933)
Amortization of goodwill              170               170              170
State income taxes, net of
   Federal benefit                     --                 6                9
Alternative minimum tax                --                --              (28)
Other                                (324)               24             (250)
Change in valuation allowance       1,173               299            1,017
   Total                           $    1             $   9           $  (15)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 1998 and 1997 are presented below.
                                                     (in thousands of dollars)

                                                       1998             1997
Deferred tax assets:
  Net operating loss carryforward
   (Pre-acquisition)                                 $   530        $    583
  Net operating loss carryforward
   (Post-acquisition)                                  5,804          5,199
  Allowance for doubtful accounts                         38             38
  Allowance for inventory valuation                      179            121
  Accrued compensation, sales allowances
   and other expenses                                    827            295
       Total gross deferred tax assets               $ 7,378        $ 6,236
       Valuation allowance                            (6,792)        (5,623)

  Total deferred tax assets                              586            613

Deferred tax liability:
  Difference between basis of fixed
   assets for book and tax purposes                   $ (586)       $ (613)

  Net deferred tax assets                             $   --        $   --

The change in the deferred tax valuation allowance was an increase of $1,173,000 in Fiscal 1998 compared to an increase of $299,000 in Fiscal 1997, and an increase of $1,017,000 in Fiscal 1996.

At June 30, 1998 and June 30, 1997, the amount of valuation allowance, which if realized would result in a reduction of goodwill, aggregated $530,000, and $583,000, respectively.

12.  COMMITMENTS

The Company leases various real and personal property under non-cancelable operating leases which expire through 2002. Rental expenses charged to operations were $638,407, $614,321, and $465,000 for the years ended
June 30, 1998, 1997 and 1996, respectively. Future annual minimum rentals are $573,915, $432,917, $181,506, $46,468, and $739, for Fiscal 1999
through 2003, respectively.

13.  RELATED PARTIES

The Company has access to the Limagrain germplasm. The cost to access this germplasm is paid to LG Corp. as royalties on corn and soybean units sold. Costs incurred for corn royalties were approximately $87,000, $71,000, and $94,000 for Fiscal 1998, 1997 and 1996, respectively. The Company accrued or paid $31,000, $44,000, and $50,000 to LG Corp. for royalties on soybean genetics for Fiscal 1998, 1997 and 1996, respectively.

The Company has agreements with affiliated companies that provide for certain administrative and management services. Combined costs incurred under these agreements were $400,000, $300,000, and $320,000 for Fiscal 1998, 1997 and 1996, respectively. Fees for these arrangements are negotiated annually by management and approved by the Board of Directors.

The Company sells seed to various affiliated companies in Europe primarily under production contracts. These contracts are negotiated annually and are based on market pricing and quantities determined by the affiliates' requirements. Export sales to affiliates amounted to $2,984,000 for Fiscal 1998, $2,977,000 for Fiscal 1997, and $1,489,000 for Fiscal 1996.

During Fiscal 1996, the Company repurchased 70,000 stock options from officers and directors for $3,400. The repurchase of the options, with exercise prices between $1.31 and $3.50 per share, resulted in a reduction of approximately $66,000 in long-term liabilities. The net result was a reduction of general and administrative expenses of $62,000.

14. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest aggregated approximately $1,074,000, $880,000 and $728,000 for Fiscal 1998, 1997, and 1996, respectively.

15.  LIQUIDITY

The Company has incurred net operating losses and negative cash flow from operations for Fiscal 1998, 1997, and 1996. The Company's current line of credit expires on December 31, 1998, at which time management expects to renew this credit facility.

Management believes that subsequent to the events described below in "Note 17. Subsequent Events", that Limagrain and LG Corp. will recapitalize the Company to make additional capital resources available and take steps to improve the operations and cash flow. At this time, specific plans and actions are not known.

16. OTHER INCOME AND EXPENSE

Included in other income and expense are $123,000, $95,000, and $68,000 in finance charge income on customer accounts for Fiscal 1998, 1997, and 1996, respectively. Also included in other income and expense for Fiscal 1996 is $94,000 of gain on the disposal of AgriBioTech, Inc. common stock received during Fiscal 1995 by the Company as part of the proceeds from the disposal of its Scott Seed Company operations.

17. SUBSEQUENT EVENTS

On September 21, 1998, the Company received a letter from LG Corp. notifying the Company of LG Corp.'s intention to cash out the minority stockholders of the Company via a short form merger effected pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"). The consideration to be paid to the minority stockholders of the Company in such merger is $0.05 per share.

Under the DGCL, because LG Corp. owns more than 90% of the Company, no action will be required of the board of directors of the Company or the stockholders of the Company (other than LG Corp. acting through its board of directors), for the merger to become effective. Also, as a "short form" merger, the board of directors of the Company had no right to a role, nor did they have a role, in negotiating the cash-out price, and the Company's directors have made no determination, nor are they required to make a determination, with respect to the fairness of the cash-out price.

The merger is expected to be consummated prior to December 31, 1998, or as soon as practicable thereafter. Under the DGCL, minority stockholders of the Company who do not wish to accept the consideration of $0.05 per share and who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares of common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares. Prior to the consummation of the merger, LG Corp. reserves the right to cancel the merger for any reason, including without limitation if (i) any
stockholder	of the Company seeks to enjoin the merger or (ii) in LG Corp.'s judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.